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                                   FORM 18-K

           FOR FOREIGN GOVERNMENTS AND POLITICAL SUBDIVISIONS THEREOF

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                 ANNUAL REPORT
                                       OF
                          PROVINCE OF BRITISH COLUMBIA
                                    (CANADA)
                              (NAME OF REGISTRANT)
 DATE OF END OF FISCAL YEAR TO WHICH THIS ANNUAL REPORT RELATES: MARCH 31, 2003
                             SECURITIES REGISTERED*
                      (AS OF THE CLOSE OF THE FISCAL YEAR)

                                                                            Names of exchanges
                                   Amounts as to which                           on which
Title of issue                  registration is effective                       registered

     N/A                                   N/A                                     N/A

        NAMES AND ADDRESSES OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS FROM THE SECURITIES AND EXCHANGE COMMISSION:
                            HONOURABLE PAMELA WALLIN

                                BRIAN SCHUMACHER

                                DAVID MURCHISON

                           CANADIAN CONSULATE GENERAL

                            1251 AVENUE OF AMERICAS

                            NEW YORK, NEW YORK 10020

                             ---------------------

                                           COPIES TO

    Brice T. Voran                Winthrop B. Conrad, Jr.              Ministry of Finance
Shearman & Sterling LLP            Davis Polk & Wardwell               Provincial Treasury
  Commerce Court West              450 Lexington Avenue               Debt Management Branch
    199 Bay Street               New York, New York 10017                   2nd Floor
      Suite 4405,                                                      620 Superior Street
     P.O. Box 247                                                  P.O. Box 9423, Stn Prov Govt
   Toronto, Ontario,                                               Victoria, British Columbia,
        Canada                                                           Canada V8W 9V1
       M5L 1E8

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*   THE REGISTRANT IS FILING THIS ANNUAL REPORT ON A VOLUNTARY BASIS

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                          PROVINCE OF BRITISH COLUMBIA

THE INFORMATION SET FORTH BELOW IS TO BE FURNISHED:

1. IN RESPECT OF EACH ISSUE OF SECURITIES OF THE REGISTRANT REGISTERED, A BRIEF STATEMENT AS TO:

    (a) THE GENERAL EFFECT OF ANY MATERIAL MODIFICATIONS, NOT PREVIOUSLY REPORTED, OF THE RIGHTS OF THE HOLDERS OF SUCH SECURITIES.

       None.

    (b) THE TITLE AND THE MATERIAL PROVISIONS OF ANY LAW, DECREE OR ADMINISTRATIVE ACTION, NOT PREVIOUSLY REPORTED, BY REASON OF WHICH THE SECURITY IS NOT BEING SERVICED IN ACCORDANCE WITH THE TERMS THEREOF.

       None.

    (c) THE CIRCUMSTANCES OF ANY OTHER FAILURE, NOT PREVIOUSLY REPORTED, TO PAY PRINCIPAL, INTEREST, OR ANY SINKING FUND OR AMORTIZATION INSTALLMENT.

       None.

2. A STATEMENT AS OF THE CLOSE OF THE FISCAL YEAR OF THE REGISTRANT TO WHICH THIS ANNUAL REPORT RELATES GIVING THE TOTAL OUTSTANDING OF:

    (a) INTERNAL FUNDED DEBT OF THE REGISTRANT. (TOTAL TO BE STATED IN THE CURRENCY OF THE REGISTRANT. IF ANY INTERNAL FUNDED DEBT IS PAYABLE IN A FOREIGN CURRENCY, IT SHOULD NOT BE INCLUDED UNDER THIS PARAGRAPH (A), BUT UNDER PARAGRAPH (B) OF THIS ITEM.)

       Certain information concerning internal funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

    (b) EXTERNAL FUNDED DEBT OF THE REGISTRANT. (TOTALS TO BE STATED IN THE RESPECTIVE CURRENCIES IN WHICH PAYABLE. NO STATEMENT NEED BE FURNISHED AS TO INTERGOVERNMENTAL DEBT.)

       Certain information concerning external funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

3. A STATEMENT GIVING THE TITLE, YEAR OF ISSUE, DATE OF MATURITY, INTEREST RATE AND AMOUNT OUTSTANDING, TOGETHER WITH THE CURRENCY OR CURRENCIES IN WHICH PAYABLE, OF EACH ISSUE OF FUNDED DEBT OF THE REGISTRANT OUTSTANDING AS OF THE CLOSE OF THE FISCAL YEAR OF THE REGISTRANT TO WHICH THE ANNUAL REPORT RELATES.

    Certain information concerning the funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

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4.  (a) AS TO EACH ISSUE OF SECURITIES OF THE REGISTRANT WHICH IS REGISTERED,
    THERE SHOULD BE FURNISHED A BREAK-DOWN OF THE TOTAL AMOUNT OUTSTANDING, AS
       SHOWN IN ITEM 3, INTO THE FOLLOWING:

       (1) TOTAL AMOUNT HELD BY OR FOR THE ACCOUNT OF THE REGISTRANT.

                                                                                        TOTAL AMOUNT HELD
                                                                                          BY OR FOR THE
                                                                                         ACCOUNT OF THE
            SERIES                  DATE OF MATURITY    YEAR OF ISSUE   INTEREST RATE      REGISTRANT
            ------                  -----------------   -------------   -------------   -----------------
            BCUSD-2...............  January 15, 2026    1996               6.50          US$ 28,029,000
            BCUSD-3...............  September 1, 2036   1996               7.25          US$ 34,956,000
            BCUSD-4...............  June 20, 2007       2002             Floating          US$        0
            BCUSG-1...............  October 29, 2008    1998/2001          5.38            US$        0
            BCUSG-2...............  October 13, 2006    2001               4.63            US$        0
            BCCG-1................  June 16, 2003       1993               7.75          C$  44,117,563
            BCCG-2................  December 1, 2006    1999/2001          5.25          C$   4,500,000
            BCCG-3................  June 1, 2009        2002               5.70          C$  23,350,000

       (2) TOTAL ESTIMATED AMOUNT HELD BY NATIONALS OF THE REGISTRANT (OR IF REGISTRANT IS OTHER THAN A NATIONAL GOVERNMENT BY THE NATIONALS OF ITS NATIONAL GOVERNMENT); THIS ESTIMATE NEED BE FURNISHED ONLY IF IT IS PRACTICABLE TO DO SO.

           Not practicable to furnish.

       (3) TOTAL AMOUNT OTHERWISE OUTSTANDING.

                                                                                         TOTAL AMOUNT
                                                                                          OTHERWISE
            SERIES                 DATE OF MATURITY    YEAR OF ISSUE   INTEREST RATE     OUTSTANDING
            ------                 -----------------   -------------   -------------   ----------------
            BCUSD-2..............  January 15, 2026    1996               6.50          US$ 471,971,000
            BCUSD-3..............  September 1, 2036   1996               7.25          US$ 265,044,000
            BCUSD-4..............  June 20, 2007       2002             Floating        US$ 150,000,000
            BCUSG-1..............  October 29, 2008    1998/2001          5.38          US$ 750,000,000
            BCUSG-2..............  October 13, 2006    2001               4.63          US$ 750,000,000
            BCCG-1...............  June 16, 2003       1993               7.75         C$ 1,205,882,437
            BCCG-2...............  December 1, 2006    1999/2001          5.25         C$ 1,245,500,000
            BCCG-3...............  June 1, 2009        2002               5.70          C$  726,650,000

    (b) IF A SUBSTANTIAL AMOUNT IS SET FORTH IN ANSWER TO PARAGRAPH (a)(1) ABOVE, DESCRIBE BRIEFLY THE METHOD EMPLOYED BY THE REGISTRANT TO REACQUIRE SUCH SECURITIES.

       The securities were acquired by means of open market purchases.

5. A STATEMENT AS OF THE CLOSE OF THE FISCAL YEAR OF THE REGISTRANT TO WHICH THIS ANNUAL REPORT RELATES GIVING THE ESTIMATED TOTAL OF:

    (a) INTERNAL FLOATING INDEBTEDNESS OF THE REGISTRANT. (TOTAL TO BE STATED IN THE CURRENCY OF THE REGISTRANT.)

       Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

    (b) EXTERNAL FLOATING INDEBTEDNESS OF THE REGISTRANT. (TOTAL TO BE STATED IN THE RESPECTIVE CURRENCIES IN WHICH PAYABLE.)

       Certain information concerning external floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

6. STATEMENTS OF THE RECEIPTS, CLASSIFIED BY SOURCE, AND OF THE EXPENDITURES, CLASSIFIED BY PURPOSE, OF THE REGISTRANT FOR EACH FISCAL YEAR OF THE REGISTRANT ENDED SINCE THE CLOSE OF THE LATEST FISCAL YEAR FOR WHICH SUCH INFORMATION WAS PREVIOUSLY REPORTED. THESE STATEMENTS SHOULD BE SO ITEMIZED AS TO BE REASONABLY INFORMATIVE AND SHOULD COVER BOTH ORDINARY AND EXTRAORDINARY RECEIPTS AND EXPENDITURES; THERE SHOULD BE INDICATED SEPARATELY, IF PRACTICABLE, THE AMOUNT OF RECEIPTS PLEDGED OR OTHERWISE SPECIFICALLY ALLOCATED TO ANY ISSUE REGISTERED, INDICATING THE ISSUE.

    Certain information concerning revenue and expenditure of the registrant is included in Exhibit 99.5 hereto and is incorporated by reference herein.

7. (a) IF ANY FOREIGN EXCHANGE CONTROL, NOT PREVIOUSLY REPORTED, HAS BEEN ESTABLISHED BY THE REGISTRANT (OR IF THE REGISTRANT IS OTHER THAN A NATIONAL
       GOVERNMENT, BY ITS NATIONAL GOVERNMENT), BRIEFLY DESCRIBE THE EFFECT OF ANY SUCH ACTION, NOT PREVIOUSLY REPORTED.

       None.

    (b) IF ANY FOREIGN EXCHANGE CONTROL PREVIOUSLY REPORTED HAS BEEN DISCONTINUED OR MATERIALLY MODIFIED, BRIEFLY DESCRIBE THE EFFECT OF ANY SUCH ACTION, NOT PREVIOUSLY REPORTED.

       Not applicable.

THIS ANNUAL REPORT COMPRISES:

(a) PAGES NUMBERED 1 TO 5 CONSECUTIVELY.

(b) THE FOLLOWING EXHIBITS:

    Exhibit (a) -- None

    Exhibit (b) -- None.

    Exhibit (c) -- Copy of the British Columbia Budget 2003 (incorporated by reference to Amendment No. 3 on Form 18-K/A to the registrant's Annual Report on Form 18-K relating to the fiscal year ended March 31, 2002.)

    ADDITIONAL EXHIBITS

Exhibit   (99.1)  Cross-reference sheet -- 2003 British Columbia Financial and
                  Economic Review
          (99.2)  Cross-reference Sheet -- 2002/03 Public Accounts
          (99.3)  Additional Information relating to the Province
          (99.4)  2003 British Columbia Financial and Economic Review
          (99.5)  2002/03 Public Accounts

THIS ANNUAL REPORT IS FILED SUBJECT TO THE INSTRUCTIONS FOR FORM 18-K FOR FOREIGN GOVERNMENTS AND POLITICAL SUBDIVISIONS THEREOF.

                                   SIGNATURE

    Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia on the day of August, 2003.

                                                            PROVINCE OF BRITISH COLUMBIA
                                                            (Name of registrant)

                                                            By: /s/DAVID MORHART
                                                            Name:  David Morhart
                                                            Title:   Assistant Deputy Minister
                                                                       Provincial Treasury and
                                                               Registries
                                                                       Ministry of Finance

                                 EXHIBIT INDEX

Exhibit (a) -- None

Exhibit (b) -- None

Exhibit (c) -- Copy of the BRITISH COLUMBIA BUDGET 2003 (incorporated by reference to Amendment No. 3 on Form 18-K/A to the registrant's Annual Report on Form 18-K relating to the fiscal year ended March 31, 2002.)

ADDITIONAL EXHIBITS

Exhibit  (99.1)  Cross-reference sheet -- 2003 BRITISH COLUMBIA FINANCIAL AND
                   ECONOMIC REVIEW
         (99.2)  Cross-reference Sheet -- 2002/03 PUBLIC ACCOUNTS
         (99.3)  Additional Information relating to the Province
         (99.4)  2003 BRITISH COLUMBIA FINANCIAL AND ECONOMIC REVIEW
         (99.5)  2002/03 PUBLIC ACCOUNTS